SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of September 2020

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

On August 31, 2020, Ms. Bang, Su-Ran was appointed by the Minister of the Ministry of Economy and Finance as a non-standing director of Korea Electric Power Corporation (“KEPCO”) for a term of two years beginning on September 1, 2020 and ending on August 31, 2022.

Biographic details of the newly appointed non-standing director are set forth below.

Name	Biographic details

Bang, Su-Ran

•  Previous Positions:

-   Non-executive Director of Korea Energy Information Culture Agency

-   Attorney-at-law of Wooil LLC Attorneys

•  Current Positions:

-   Senior Advisor of Seoul Energy Corporation

-   Attorney-at-law/Partner of Law Firm S

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Byung-in
Name: Kim, Byung-in
Title: Vice President

Date: September 1, 2020

Reference to the Shareholders:

Composition of the Board of Directors

Immediately after the election of the directors in the extraordinary general meeting of shareholders to be held on September 14, 2020 pursuant to the KEPCO board resolution adopted on August 28, 2020, it is expected that the board of directors of KEPCO will be composed of the following individuals:

Type	Gender	Name	Current Title	Director Position held Since
Standing Director	Male	JongKap KIM	President, Chief Executive Officer	Apr. 13, 2018

Standing Director	Male	Park, Hyung-Duck	Corporate Senior Vice President & Chief Financial (Strategy) Officer	Jul. 16, 2018

Standing Director	Male	Lim, Hyun-Seung	Corporate Senior Vice President & Chief Nuclear Business Officer	Jul. 16, 2018

Standing Director	Male	Kim, Sung-Arm	Corporate Senior Vice President & Chief Power Grid Officer	Mar. 4, 2019

Standing Director	Male	Lee, Heyn-Bin	Vice President & Head of KEPCO-Tech Project Department	—

Non-standing Director	Male	Kim, Jwa-Kwan	Chairperson of the Board of Directors	Apr. 4, 2018

Non-standing Director	Male	Yang, Bong-Ryull	—	Apr. 4, 2018

Non-standing Director	Male	Jung, Yeon-Gil	Member of the Audit Committee	Apr. 4, 2018

Non-standing Director	Female	Noh, Geum-Sun	Member of the Audit Committee	Jun. 12, 2018

Non-standing Director	Male	Choi, Seung-Kook	—	Jun. 12, 2018

Non-standing Director	Male	Park, Jong-Bae	—	Jan. 31, 2020

Non-standing Director	Male	Sung, Si-Heon	—	Jun. 10, 2020

Non-standing Director	Female	Bang, Su-Ran	—	Sep. 1, 2020

The above table updates in its entirety the table that was included under the section title “Reference to the Shareholders” in the Form 6-K furnished by KEPCO to the Securities Exchange Commission on August 28, 2020. The above table includes the following updates from the previous table: (i) Kim Dong-Sub has retired from the board of directors on August 30, 2020 upon completion of his term as a standing director; (ii) Kim, Chang-Joon has retired from the board of directors on June 9, 2020 upon completion of his term as a non-standing director; and (iii) Bang, Su-ran has been appointed as a new non-standing director as described in this Form 6-K and will begin her term as of September 1, 2020.

In accordance with the above table, the board of directors of KEPCO will consist of five standing directors and the two remaining seats for the standing directors will be vacant immediately after the election of the directors in the extraordinary general meeting of shareholders to be held on September 14, 2020.